Exhibit 99.1

Canopy Growth and Brink's Announce Partnership

SMITHS FALLS, ON, Nov. 8, 2018 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced that it has entered into a multi-year agreement with The Brink's Company (NYSE: BCO) through its Brink's Canada subsidiary to provide secure logistics and cash management services for Canopy Growth's domestic and international cannabis operations.

Canopy Growth and Brink’s Announce Partnership (CNW Group/Canopy Growth Corporation)

The Brink's Company is the global leader in total cash management, secure route-based logistics and payment solutions and its global infrastructure will allow Canopy Growth to scale efficiently as its logistics needs become increasingly complex.

"Brinks' reputation as a trusted industry leader has been earned by providing reliable secure transport services for over 90 years in Canada," said Mark Zekulin, President and Co-CEO, Canopy Growth. "As a cannabis producer with growing national and international needs, we are proud to enter into this agreement and look forward to working with Brink's to consistently deliver a variety of high-quality cannabis products to our retail locations and affiliates across the country."

"The cannabis industry requires at-scale security solutions in order to continue on a trend of global growth, and Brink's is uniquely positioned to provide these solutions," said Doug Pertz, Brink's President and CEO. "Our partnership with Canopy Growth, the leading producer and exporter of cannabis, diversifies our customer base and leverages BGS' global network of secure logistics operations.  We look forward to building a strong relationship with Canopy Growth as it grows throughout Canada and continues to enter new international markets."

In addition to providing secure logistics and cash management services, Canopy Growth and Brink's will develop a cross-selling program that enables Brink's to provide services to Canopy Growth's affiliated growers and retail customers.  Canopy Growth's international transportation and security needs will be provided by Brink's Global Services ("BGS"), a Brink's subsidiary that provides secure logistics for international shipments of high-value commodities.

Here's to Future (secure) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to transportation needs in international and domestic markets. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 16:19e 08-NOV-18